UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Boxed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81787X205
(CUSIP Number)

Nobuaki Hara
AEON Co., Ltd.
1-5-1, Nakase, Mihama-ku
Chiba City, Chiba 261-8515
+81-43-212-6085

with a copy to:
Charles S. Kaufman
Lexcuity PC
5250 Lankershim Blvd., Suite 500
North Hollywood, CA 91601
818-550-1558.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/08/2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AEON Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,629,583
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,629,583
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,629,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 81787X205	13D	Page 2 of 5

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Boxed, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 451 Broadway New York, New York. Prior to the Business Combination (as defined below), the Issuer was known as Seven Oaks Acquisition Corp.

Item 2.	Identity and Background

The Schedule 13D is being filed by AEON Co., Ltd. (hereafter, “AEON”). AEON is organized under the laws of Japan. The business address of AEON is 1-5-1, Nakase, Mihama-ku, Chiba-Shi, Chiba 261-8515.

Item 3.	Source and Amount of Funds or Other Considerations

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by AEON. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), AEON received 3,629,583 shares of the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

Business Combination

The Issuer, formerly known as Seven Oaks Acquisition Corp., was formed as a special purpose acquisition company or “SPAC.”

On December 8, 2021 (the “Closing Date”), the Issuer completed a series of transactions (the “Business Combination”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 13, 2021, by and among the Issuer, Blossom Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Issuer (“Merger Sub”), and Blossom Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of the Issuer (“Merger Sub II”) and Giddy Inc. (d/b/a Boxed), a Delaware corporation (“Old Boxed”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Old Boxed, with Old Boxed surviving the merger as a wholly owned subsidiary of the Company and, immediately following such merger, Old Boxed merged with and into Merger Sub II, with Merger Sub II surviving the merger and changing its name to “Boxed, LLC”, as a wholly owned subsidiary of the Company, which changed its name to “Boxed, Inc.”

In July 2018, AEON purchased 3,660,154 shares of Old Boxed’s Series D-1 preferred stock for aggregate consideration of $40.0 million. Pursuant to the Business Combination, each share of Old Boxed preferred stock and common stock was converted into the right to receive approximately 0.9498 shares of the Issuer’s Common Stock. AEON received 3,629,583 shares of Common Stock in consideration of its surrender of 3,660,154 shares of Series D-1 Preferred Stock of Old Boxed.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing valuation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person also intends to manage its investment in the Issuer with a view to maintaining the strategic relationship between the Issuer and the Reporting Person and supporting the Reporting Person’s goals for the strategic relationship.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time

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Item 5.	Interest in Securities of the Issuer

(a)	- (b) The following table sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by AEON, as well as the number of shares of Common Stock as to which AEON has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, based on the Issuer’s 68,587,867 total outstanding shares as of January 21. 2022, as reported in the Issuer’s prospectus supplement filed with the Commission on February 4, 2022.

Reporting Entity	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose to or direct the disposition
AEON Co., Ltd.	3,629,583	5.29%	3,629,583	3,629,583	-

The 3,629,583 shares reported herein are held of record by AEON.

(c)	Except as described in Item 4, during the past 60 days, AEON has not effected any transactions with respect to the Common Stock

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Strategic Partnership

On February 12, 2021, Ashbrook Commerce Solutions LLC, an affiliate of the Issuer, and AEON Integrated Business Services Co., Ltd., a wholly owned subsidiary of AEON, entered into the Boxed Platform Development and Services Agreement (the “SAAS Agreement”), pursuant to which the Issuer licensed its e-commerce platform to Ashbrook Commerce Solutions LLC through a software licensing arrangement. The objective of the SAAS Agreement is for Ashbrook Commerce Solutions LLC to design, develop and support an e-commerce platform customized for the digital marketplace operations of AEON’s affiliates. The services provided include implementation services, license of the e-commerce software platform, training, and maintenance and support. Ashbrook Commerce Solutions LLC has been engaged to provide services to AEON’s affiliates including AEON Malaysia. The total transaction price for the contract includes fixed and variable consideration. A copy of the SAAS Agreement has been filed as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4/A filed with the Commission on July 20, 2021, and is appended by reference to this Schedule 13D. The foregoing summary of the SAAS Agreement is qualified in its entirely by reference to its full text.

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Lock-Up

AEON is subject to a provision of the Amended and Restated Bylaws of the Issuer that generally restricts a holder’s ability to transfer Common Stock received in exchange for Old Boxed stock in the Business Combination (“Lock-Up Shares”) for a period of 180 days after the Closing Date. Subject to additional conditions and qualifications, the lock-up period may be shortened by up to 60 days if it would otherwise end during a blackout period. In such event, the lock-period will end on the later of 10 trading days before the beginning of the blackout period. A “blackout period” is defined as a period when trading in the Issuer’s securities would not be permitted under the Issuer’s insider trading policy.

In addition, if the last reported sale price of the Common Stock on the NYSE (“Closing Price”) equals or exceeds $12.00 per share for 20 out of any 30 consecutive trading days commencing at least 30 days after the Closing Date, including the last day of such 30-trading-day period (with any such 30-trading-day period during which the condition is satisfied referred to as the “Measurement Period”), then 33% of the Lock-Up Shares will be released from the lock-up. If the Closing Price equals or exceeds $14.00 per share for 20 days of any Measurement Period, then an additional 50% of the Lock-Up Shares (for a total of 83%) will be released from the lock-up.

The detailed terms of the lock-up, including the provisions for its early termination, are set forth in Section 7.12 of the Amended and Restated Bylaws of the Issuer, which were filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 14, 2021. The foregoing summary of the lock-up is qualified in its entirety by reference to the full text of Section 7.12 of the Issuer’s Amended and Restated Bylaws.

Previous Agreements among the Reporting Person, Old Boxed and Certain of its Shareholders

In connection with its investment in Old Boxed’s Series D-1 Preferred Stock, AEON was a party to the Sixth Amended and Restated Investors’ Rights Agreement, Sixth Amended and Restated Voting Rights Agreement and Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement among Old Boxed and certain of its other shareholders, each dated as of June 30, 2020 (collectively, the “Old Boxed Investor Agreements”).

Under the Sixth Amended and Restated Investors’ Rights Agreement, the holders of the Series D-1 Preferred Stock had the right, voting as a separate class, to elect a director to serve on the Board of Directors. Pursuant to such right Ms. Yuki Habu, a vice president of AEON, was elected to the New Boxed board of directors prior to the completion of the Business Combination.

All of the Old Boxed Investor Agreements terminated at the completion of the Business Combination. Following the Business Combination, AEON has no right to designate a director (other than its votes as a holder of Common Stock), no registration rights, and no participation rights in future financings.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Boxed Platform Development and Services Agreement, dated as of February 12, 2021, by and between Ashbrook Commerce Solutions LLC (d/b/a Boxed) and AEON Integrated Business Services Co., Ltd., (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4/A (File No. 333-258030) filed with the Commission on July 20, 2021).
99.2	Amended and Restated Bylaws of Boxed, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 14, 2021).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2022
Dated

/s/Akio Yoshida
Signature

Akio Yoshida/President and Representative Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).